UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

Compugen Ltd.
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of class of Securities)

M25722105

(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name: Martin S. Gerstel Social Security Number: ###-##-####
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,152,568
	6	SHARED VOTING POWER 550,000
	7	SOLE DISPOSITIVE POWER 1,152,568
	8	SHARED DISPOSITIVE POWER 550,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,702,568
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.05%
12		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a) Compugen Ltd.

(b) 72 Pinchas Rosen St., Tel Aviv, 69512 Israel

Item 2.

(a) Martin S. Gerstel

(b) 72 Pinchas Rosen St., Tel Aviv, 69512 Israel

(c) USA

__1__

(d) Ordinary Shares nominal value 0.01 New Israeli Shekels per Share

(e) M25722105

Item 3.

Not applicable.

Item 4. Ownership.

(a) 1,702,568

(b) 6.05%

(c)      (i) 1,152,568

(ii) 550,000

(iii) 1,152,568

(iv) 550,000

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2007
Date

/s/ Martin S. Gerstel
Signature

Martin S. Gerstel
Name

__2__